11 January 2002

02 JAN 28 AM 8:07

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

02002764

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached document:-

1) Termination Of Joint Venture Agreement With Top-Mill Investment Corporation.

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Encl.

dlw 1/28

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 65 OF 11.01.2002
Announcement No. 65

WANT WANT HOLDINGS LTD

TERMINATION OF JOINT VENTURE AGREEMENT WITH TOP-MILL INVESTMENT CORPORATION

The Directors of Want Want Holdings Ltd ("the Company") had announced on 2 October 2001 that the Company had entered into a Joint-Venture Agreement (the "JVA") with Top-Mill Investment Corporation ("TMIC") to set up a joint venture company in Nanjing province, People's Republic of China to produce and sell western fast food products and other various types of food and food seasoning products and provide related retail franchising and consultancy services.

Further to the announcement on 2 October 2001, the Company wishes to announce that it has been mutually agreed between the Company and TMIC that the JVA be terminated.

The termination of the JVA is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2002. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the JVA or the termination thereof.

Submitted by Adams Lin Feng I, Group Vice President & Director on 11/1/2002 to the SGX